Exhibit 4.1

                           ACCENT COLOR SCIENCES, INC.
                            800 Connecticut Boulevard
                        East Hartford, Connecticut 06108

October 28, 1999



Zanett Lombardier, Ltd.
c/o Olympia Capital (Cayman) Limited
Williams House
20 Reid Street
Hamilton HM 11
Bermuda

RGC International Investors
Rose Glen Capital Management, L.P.
c/o Rose Glen Capital Group
3 Bala Plaza - East Suite 200
Bala Cynwyd, PA

Dear Ladies and Gentlemen:

         This letter is intended to modify the letter of agreement between each of you and Accent Color Sciences, Inc. (the "Company"), dated September 3, 1999 concerning your shares of Series B Convertible Preferred Stock of the Company in connection with our current financing effort (the "September 3 Letter"). Each of you has previously executed a term sheet containing an agreement in principal under which the Company may either redeem your shares of Series B Preferred Stock (the "Series B Stock") for their face amount plus accrued premium or convert your shares of Series B Stock into common stock at the prevailing price in a previously proposed common stock placement, as described in the September 3 Letter. In response to the interest of potential investors, the Company has accepted the recommendation of its investment banker, Pennsylvania Merchant Group, to offer investors shares of a new series of preferred stock designated the Series C Convertible Preferred Stock (the "Series C Stock"). The Series C Stock would have a liquidation preference of $100.00 per share, no preferred dividend (however no dividends may be paid on the common stock without at least an equivalent dividend paid on the Series C Stock ), no redemption rights (with respect to either the holders of Series C Stock or the Company) and would be convertible initially at the rate of 250 shares of Common stock for each share of Series C Stock (a conversion rate of $.40 per share), subject to such change in the initial conversion rate as may be necessitated to reflect market conditions and to ongoing anti-dilution rights in the event of stock splits, recapitializations and the like. The holders of Series C Stock would have identical voting rights to the voting rights which you have as holders of the Company's Series B Stock. The rights and preferences of the Series C Stock will be substantially as set forth in the draft designation of the Series C Stock attached to this letter agreement as Exhibit A.

         For reasons substantially similar to those set out in the September 3 Letter, we continue to need your cooperation in order to pursue the current financing which will require the same number of authorized shares of common stock to support the conversion rights of holders of Series C Stock as would have been required for the common stock private placement. However, we can no longer expect you to convert your shares of Series B Stock into common stock, assuming the conditions referred to in the September 3 Letter are met. Instead, we have discussed with you and understand that you will agree to modify, in accordance with the provisions of this letter agreement, your rights as holders of all outstanding shares of the Series B Stock so as to be similar to the rights of the holders of Series C Stock, subject however to the prior conditions recited below.

         The agreements set forth below are subject to the prior satisfaction or fulfillment of each of the following conditions:

         (a) The Company shall raise gross proceeds of at least $4 million including both the proceeds of the bridge financing referred to in the September 3 Letter and the proposed sale of shares of Series C Stock;

         (b) The Company will call and hold on or before December 2, 1999 a shareholders' meeting and obtain the approval of an increase in authorized shares of the Company's common stock such that the authorized shares of the Company's common stock shall be fully sufficient to support your conversion rights as holders of Series B Stock; and

         (c) In the event that Company shall fail to obtain such shareholder approval in accordance with the preceding subparagraph (b), (or otherwise fully restore your conversion rights such as through a reverse stock split), the Company will be required to redeem the Series B Stock for cash in accordance with the provisions of the bridge financing term sheet.

         Assuming fulfillment of each of the preceding conditions, each of you agrees with us as follows:

         1. We will hold a meeting of shareholders to authorize additional shares of common stock as soon as possible and no later than December 2, 1999 (it being the Company's current intention to hold the meeting on November 29, 1999);

         2. That in the interim prior to such meeting, you will retain your rights as holders of Series B Stock, subject to the provisions of this letter and the bridge financing term sheet;

         3. Your annual premium on your shares of Series B Stock will continue to accrue until your shares of Series B Stock are actually redeemed, converted or modified as provided in subparagraph 4 below;

         4. That upon receipt of such shareholder approval and the closing of the private placement of Series C Stock, and assuming the Company has not elected to redeem your shares of Series B Stock for cash as specified above, the terms, rights and preferences of your shares of Series B Stock shall be modified as follows:

                   (i) The annual premium on the Series B Stock shall cease to accrue;

                  (ii) The liquidation preference amount of the Series B Stock shall immediately become and thereafter remain an amount per share equal to the face amount thereof ($1,000) plus the then accrued annual premium (6% per year from date of issuance);

                  (iii) The conversion price shall, for all purposes, be the conversion price applicable to the Series C Stock, from time to time, determined by dividing the number of shares of common stock into which one share of Series C stock is then convertible into $100;

                  (iv) The Company shall continue and maintain an effective registration statement with the Securities and Exchange Commission with respect to the common shares issuable on conversion of the Series B stock in accordance with the Registration Rights Agreement among us dated January 9, 1998;

                  (v) All rights and obligations of either the Company or the holders of Series B Stock regarding voluntary or involuntary redemption by the Company of shares of Series B Stock shall be terminated, except that the holders of Series B Stock shall be entitled to any such redemption rights as may apply with respect to the Series C Stock;

                  (vi) All limitations on conduct and approval rights of the Company set forth in Article XIII of the designation of the Series B Stock shall no longer apply except to the extent that any such limitations or approval rights are applicable with respect to the Series C Stock;

                  (vii) All remedies set forth in the designation of the Series B Stock shall no longer apply except to the extent that such remedies are similar to remedies available to holders of Series C Stock;

                  (viii) The limitation on the amount of Series B Stock which may be converted into common stock at any one time set forth in subparagraph
(ii) of Paragraph C of Article IV of the designation of the Series B Stock shall continue to apply;

                  (ix) The Company shall at all times reserve a sufficient number of shares of its common stock as may be issuable upon the conversion of all then outstanding shares of Series B Stock;

                  (x) The holders of Series B Stock shall rank, in right of payment, pari passu with the holders of Series C Stock with respect to both dividends and payments upon liquidation; and

                  (xi) No transfer of shares of Series B Stock by either of you shall be permitted unless, in addition to complying with any other statutory or contractual restrictions upon such transfer, the transferee shall agree to the provisions of this letter agreement.

         We again express our appreciation for your cooperation in facilitating our financing effort. Please indicate your consent and agreement with the foregoing provisions by dating, signing and returning to me the enclosed copy of this letter.

                                          Sincerely,


                                          ---------------------------------
                                          Charles E. Buchheit
                                          President and Chief Executive Officer


Consented and Agreed to:


ZANETT LOMBARDIER, LTD.



By:______________________________________   Date: _________________________


RGC INTERNATIONAL INVESTORS, LDC
BY:  ROSE GLEN CAPITAL MANAGEMENT, L.P.
BY:  RGC GENERAL PARTNER CORP.


By:______________________________________   Date: _________________________